i

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2020

Commission File Number: 000-50975

China Finance Online Co. Limited

(Translation of registrant’s name into English)

HONG KONG

(Jurisdiction of incorporation or organization)

17th floor of Fuzhuo Plaza A
No.28 Xuanwai Street, Xicheng District
Beijing, China 100052

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

TABLE OF CONTENTS

EXHIBIT INDEX	5

EX-99.1 PRESS RELEASE

SIGNATURE	6

Extension of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

China Finance Online Co. Limited (the “Company”) will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 under Section 36 of the Securities Exchange Act of 1934 modifying exemptions from the reporting and proxy delivery requirements for public companies (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to coronavirus disease 2019 (COVID-19).

As a result of the outbreak and spread of COVID-19 and measures adopted by governmental authorities in response thereto, the Company’s employees either worked remotely or in staggered shifts at the Company’s office premises from the beginning of February, 2020 to the end of March, 2020. Travel and other restrictions have limited access to the Company’s facilities and have resulted in delays by the Company in the preparation of its financial statements due to limited support from our staffs, and by the Company’s independent registered public accounting firm in the completion of the necessary audit procedures. This, in turn, has delayed the Company’s ability to complete its audit and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

The Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than May 29, 2020.

Reporting of Unaudited Financial Results for the Fourth Quarter and Full Year Ended December 31, 2019

The Company today announced that it will report its unaudited financial results for the fourth quarter and full year ended December 31, 2019 no later than May 29, 2020.

Risk Factor

Below is a risk factor regarding the COVID-19 pandemic that the Company’s shareholders and potential investors in the Company should consider with respect to the impact of the COVID-19 pandemic on the Company’s business operations.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity, and the extent to which we will be impacted will depend on future developments, which cannot be predicted.

During the COVID-19 pandemic in China, some institutional customers reduced, delayed or canceled their subscriptions for our services because of tighter budget, which adversely affects our revenues generated from financial information and advertising businesses.

Furthermore, the capital markets are experiencing pronounced volatility during the current global COVID-19 pandemic, which may adversely affect investor’s confidence and, in turn affect, our securities brokerage business in Hong Kong and our other businesses.

In addition, the COVID-19 pandemic has caused us to modify our business practices (such as employee travel plan and cancellation of physical participation in meetings, events, and conferences), and we may take further actions as required by governmental authorities in China or that we determine are in the best interests of our employees, customers, and business partners.

As a result of social distancing, travel bans and quarantine measures, access to our facilities, customers, management, support staff, and professional advisors has been limited, which in turn, will impact our operations, financial condition and demand for our services. Also, the COVID-19 pandemic may substantially impede our efforts to provide our investors with timely information of the Company and to comply with our filing obligations with the SEC.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Safe Harbor Statement

This announcement contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions; the uncertain condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Prease release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: April 28, 2020	By:	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Chief Executive Officer

6